SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated For the month of March, 2007

VOTORANTIM PULP and PAPER INC.
(Translation of Registrant’s Name Into English)

Alameda Santos, 1357 - 8° andar
01419-908, São Paulo, SP, Brazil
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

Material Fact

Sale of Mogi das Cruzes mill

São Paulo, March 6, 2007 - Votorantim Celulose e Papel S.A (NYSE: VCP / Bovespa: VCPA4) announces that signed, as of the current date, an agreement for the sale of its unit located in Mogi das Cruzes, to Mr. Emanuel Wolff, major shareholder of Comércio e Indústria Multiformas Ltda, at the total amount of R$ 57.2 million, in line with its divestment plan previously announced in September 2006.

Grupo Multiformas provides integrated products and services to promotional, editorial and commercial markets and has been a VCP client for more than 20 years.

This transaction is expected to be concluded within 60 days and VCP will keep the market posted as per the conclusion of such transaction.

The Mogi das Cruzes mill produces approximately 25,000 tons per year of industrial and special papers such as decorative papers (for coating of wood panels and furniture), special packaging papers (for soaps and pack of cigarettes) and special printing & writing papers (colorful, perfumed, embossed papers and cardboards). In 2006 the Mogi unit posted net revenues of R$65 million and sales of 23,000 tons of papers, representing approximately 2% of VCP’s total net revenues.

The divestiture plan of the Mogi unit is part of VCP’s strategy to focus on the large scale growth of market pulp production and on the repositioning of paper businesses.

***

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

VOTORANTIM PULP and PAPER INC.

(Registrant)

Date: 03/06/2007
	By:	/s/ Valdir Roque

	Name:	Valdir Roque
	Title:	Chief Financial Officer